Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total Professeurs Associés and the University of Petroleum, Beijing

Paris, April 8th, 2004 – Total Professeurs Associés (TPA – Total Associated Teachers) is pleased to announce that it has signed a memorandum of understanding (M.O.U.) with the University of Petroleum in Beijing, China. The five-year agreement sets out of a framework for co-operation whose main goal is to increase the familiarity of Chinese students with the challenges and diverse facets of the oil, gas and energy industries.

“TPA is active in 25 countries,” says Alain Quénelle, the Association’s Chairman and founder. “Institutions in Indonesia, Thailand, Iran and now China have signed long-term partnerships with TPA, demonstrating the confidence and recognition of universities and further motivating our 170 teachers.”

Outside France, the Association mainly targets countries with a high oil or gas potential. TPA familiarizes students with the challenges and disciplines of the oil and gas industry, encourages careers, and facilitates the recruitment of young graduates in the countries concerned.

“Working outside France is a real challenge, inasmuch as the courses attract highly motivated students who ask a lot of questions. Their interest is very rewarding for TPA, especially since the courses seem to draw a broad audience. For instance, in the United Arab Emirates, Indonesia and Iran, young women are strongly interested in the world of oil. And in countries like Indonesia and Russia, I’ve seen professors join their students in the classroom to hone their knowledge,” says Mr. Quénelle.

About Total Professeurs Associés (TPA)

Created in 2001, Total Professeurs Associés is a French non-profit association that promotes links between universities and other postgraduate institutes and the oil industry. To date, TPA has provided more than 1,000 half-days of training at nearly 80 educational institutions in France and 25 other countries. The Association’s membership now stands at more than 170 current and retired Total employees, all volunteers. TPA offers nearly 300 courses covering the Group’s core businesses, including offshore technology, geosciences, and automotive and other fuels, as well as cross-functional courses such as energy and environmental issues, techniques to stimulate creativity and innovation, and multicultural management.

www.totalprof.com